===============================================================================

                                  UNITED STATES               As filed with the
                       SECURITIES AND EXCHANGE COMMISSION     SEC on
                             WASHINGTON, D.C. 20549           December 5, 2001

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             VINA TECHNOLOGIES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92719 D 100
-------------------------------------------------------------------------------
                                 (CUSIP Number)
                            MARTHA A. CLARKE ADAMSON
                       SIERRA VENTURES MANAGEMENT COMPANY
                               3000 SAND HILL ROAD
                            BUILDING FOUR, SUITE 210
                              MENLO PARK, CA 94025
                                 (650) 854-1000
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 19, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

CUSIP No. 92719 D 100
-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (Entities only). Sierra Ventures V, L.P., a California limited partnership ("Sierra Ventures V")94-3222153
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group*
   (a) [ ]

   (b) [X]
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4. Source of Funds* N/A
-------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item
   2(d) or 2(e)                                                             [ ]
-------------------------------------------------------------------------------
6. Citizenship or Place of Organization California
-------------------------------------------------------------------------------
Number of    7.   Sole Voting Power                                 0
Shares       ------------------------------------------------------------------
Beneficially 8.  Shared Voting Power          8,591,484 shares directly owned
Owned by                                    by Sierra Ventures V (See (1) below)
Each         ------------------------------------------------------------------
Reporting    9.  Sole Dispositive Power                             0
Person With  ------------------------------------------------------------------
            10. Shared Dispositive Power     8,591,484 shares directly owned
                                              by Sierra Ventures V
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    8,591,484 (See Item 5)
-------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    20.1% (See Item 5)
-------------------------------------------------------------------------------
14. Type of Reporting Person*
    PN
-------------------------------------------------------------------------------

     (1) Pursuant to the Stockholders' Agreement dated October 17, 2001, the Reporting Persons and certain affiliates have agreed to vote all shares held by them in excess of 35% of the voting power of the Issuer in the same proportions as the stockholders of VINA Technologies, Inc. excluding the Reporting Persons and such certain affiliates.

     *See Instructions Before Filling Out.

CUSIP No. 92719 D 100
-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (Entities only). SV Associates V, L.P., a California limited partnership
   ("SV Associates V") 94-3222154
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group*
   (a)[ ]
   (b)[X]
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4. Source of Funds* N/A
-------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item
   2(d) or 2(e)                                                            [ ]
-------------------------------------------------------------------------------
6. Citizenship or Place of Organization California
-------------------------------------------------------------------------------
Number of       7. Sole Voting Power                0
Shares          ---------------------------------------------------------------
Beneficially    8. Shared Voting Power       8,591,484 shares directly owned by
Owned by           Sierra Ventures V; SV Associates V is the General Partner
Each               of Sierra Ventures V. (See (1) below)
Reporting       ---------------------------------------------------------------
Person With     9. Sole Dispositive Power           0
                ---------------------------------------------------------------
                10.Shared Dispositive Power   8,591,484 shares directly owned by
                   Sierra Ventures V; SV Associates V is the General Partner
                   of Sierra Ventures V.
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    8,591,484 (See Item 5)
-------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    20.1% (See Item 5)
-------------------------------------------------------------------------------
14. Type of Reporting Person*
    PN
-------------------------------------------------------------------------------

     (1) Pursuant to the Stockholders' Agreement dated October 17, 2001, the Reporting Persons and certain affiliates have agreed to vote all shares held by them in excess of 35% of the voting power of the Issuer in the same proportions as the stockholders of VINA Technologies, Inc. excluding the Reporting Persons and such certain affiliates.

     *See Instructions Before Filling Out.

CUSIP No. 92719 D 100
-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (Entities only). Sierra Ventures VI, L.P., a California limited partnership ("Sierra Ventures VI") 94-3259091
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group*
   (a)[ ]
   (b)[X]
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4. Source of Funds* N/A
-------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item
   2(d) or 2(e)                                                           [ ]
-------------------------------------------------------------------------------
6. Citizenship or Place of Organization California
-------------------------------------------------------------------------------
Number of         7. Sole Voting Power           0
Shares            -------------------------------------------------------------
Beneficially      8. Shared Voting Power         1,621,506 shares directly owned
Owned by                                   by Sierra Ventures VI (See (1) below)
Each              -------------------------------------------------------------
Reporting         9. Sole Dispositive Power      0
Person With       -------------------------------------------------------------
                 10. Shared Dispositive Power   1,621,506 shares directly owned
                                                 by Sierra Ventures VI
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,621,506 (See Item 5)
-------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    3.8% (See Item 5)
-------------------------------------------------------------------------------
14. Type of Reporting Person*
    PN
-------------------------------------------------------------------------------

     (1) Pursuant to the Stockholders' Agreement dated October 17, 2001, the Reporting Persons and certain affiliates have agreed to vote all shares held by them in excess of 35% of the voting power of the Issuer in the same proportions as the stockholders of VINA Technologies, Inc. excluding the Reporting Persons and such certain affiliates.

     *See Instructions Before Filling Out.

CUSIP No. 92719 D 100
-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (Entities only) SV Associates VI, L.P., a California limited partnership ("SV Associates VI") 94-3259090
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group*
   (a)[ ]
   (b)[X]
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4. Source of Funds* N/A
-------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item
   2(d) or 2(e)                                                           [ ]
-------------------------------------------------------------------------------
6. Citizenship or Place of Organization California
-------------------------------------------------------------------------------
Number of        7. Sole Voting Power          0
Shares           --------------------------------------------------------------
Beneficially     8. Shared Voting Power 1,621,506 shares directly owned by
Owned by            Sierra Ventures VI; SV Associates VI is the General Partner
Each Reporting      of Sierra Ventures VI. (See (1) below)
Person With      --------------------------------------------------------------
                 9. Sole Dispositive Power            0
                 --------------------------------------------------------------
                10. Shared Dispositive Power    1,621,506 shares directly owned
                    by Sierra Ventures VI; SV Associates VI is the General
                    Partner of Sierra Ventures VI.
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,621,506 (See Item 5)
-------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    3.8% (See Item 5)
-------------------------------------------------------------------------------
14. Type of Reporting Person* PN
-------------------------------------------------------------------------------

     (1) Pursuant to the Stockholders' Agreement dated October 17, 2001, the Reporting Persons and certain affiliates have agreed to vote all shares held by them in excess of 35% of the voting power of the Issuer in the same proportions as the stockholders of VINA Technologies, Inc. excluding the Reporting Persons and such certain affiliates.

     *See Instructions Before Filling Out.

CUSIP No. 92719 D 100
-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (Entities only). Sierra Ventures VII, L.P., a California limited partnership ("Sierra Ventures VII") 94-3315644
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group*
   (a)[ ]
   (b)[X]
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4. Source of Funds* WC
-------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item
   2(d) or 2(e)                                                           [ ]
-------------------------------------------------------------------------------
6. Citizenship or Place of Organization California
-------------------------------------------------------------------------------
Number of         7. Sole Voting Power      0
Shares            -------------------------------------------------------------
Beneficially      8. Shared Voting Power    25,130,383 shares directly owned by
Owned by                             Sierra Ventures VII (See (1) and (2) below)
Each              -------------------------------------------------------------
Reporting         9. Sole Dispositive Power  0
Person With       -------------------------------------------------------------
                 10. Shared Dispositive Power  25,130,383 shares directly owned by Sierra Ventures VII (See (2) below)
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    25,130,383 (See (2) below and Item 5)
-------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    40.0% (See (2) below and Item 5)
-------------------------------------------------------------------------------
14. Type of Reporting Person*
    PN
-------------------------------------------------------------------------------

     (1) Pursuant to the Stockholders' Agreement dated October 17, 2001, the Reporting Persons and certain affiliates have agreed to vote all shares held by them in excess of 35% of the voting power of the Issuer in the same proportions as the stockholders of VINA Technologies, Inc. excluding the Reporting Persons and such certain affiliates.

     (2)  Includes  (i)  1,657,708  shares of Common Stock which may be acquired upon the exercise of warrants to purchase Common Stock and (ii) 13,856,941 shares of Common Stock that Sierra Ventures VII is required to purchase and warrants to purchase 4,427,292 shares of Common Stock that the Issuer is required to issue in connection with the second closing under the Securities Purchase Agreement dated October 17, 2001 in each case, in the event that certain closing conditions set forth in such agreement are met.

     *See Instructions Before Filling Out.

CUSIP   No.   92719  D  100
-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (Entities only). Sierra Ventures Associates VII LLC, a California limited liability company ("SV Associates VII") 94-3315643
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group*
   (a)[ ]
   (b)[X]
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4. Source of Funds* WC
-------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item
   2(d) or 2(e)                                                           [ ]
-------------------------------------------------------------------------------
6. Citizenship or Place of Organization California
-------------------------------------------------------------------------------
Number of         7. Sole Voting Power              0
Shares            -------------------------------------------------------------
Beneficially      8. Shared Voting Power     25,130,383 shares directly owned by
Owned by                 Sierra Ventures VII; SV Associates VII is the General
Each                     Partner of Sierra Ventures VII. (See (1) and (2) below)
Reporting         -------------------------------------------------------------
Person With       9. Sole Dispositive Power         0
                  -------------------------------------------------------------
                 10. Shared Dispositive Power   25,130,383 shares directly owned
                     by Sierra Ventures VII; SV Associates VII is the General
                     Partner of Sierra Ventures VII. (See (2) below)
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    25,130,383 (See (2) below and Item 5)
-------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    40.0% (See (2) below and Item 5)
-------------------------------------------------------------------------------
14. Type of Reporting Person*        OO
-------------------------------------------------------------------------------

     (1) Pursuant to the Stockholders' Agreement dated October 17, 2001, the Reporting Persons and certain affiliates have agreed to vote all shares held by them in excess of 35% of the voting power of the Issuer in the same proportions as the stockholders of VINA Technologies, Inc. excluding the Reporting Persons and such certain affiliates.

     (2)  Includes  (i)  1,657,708  shares of Common Stock which may be acquired upon the exercise of warrants to purchase Common Stock and (ii) 13,856,941 shares of Common Stock that Sierra Ventures VII is required to purchase and warrants to purchase 4,427,292 shares of Common Stock that the Issuer is required to issue in connection with the second closing under the Securities Purchase Agreement dated October 17, 2001 in each case, in the event that certain closing conditions set forth in such agreement are met.

     *See Instructions Before Filling Out.

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of VINA Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 39745 Eureka Drive, Newark, California 94560.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed on behalf of Sierra Ventures V, L.P. a California limited partnership ("Sierra Ventures V"), SV Associates V, L.P., a California limited partnership ("SV Associates V), Sierra Ventures VI, L.P., a California limited partnership ("Sierra Ventures VI"), SV Associates VI, L.P., a California limited partnership ("SV Associates VI"), Sierra Ventures VII, L.P. a California limited partnership (Sierra Ventures VII") and Sierra Ventures Associates VII, LLC, a California limited liability company ("SV Associates VII") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
     Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Reporting
     Person that such a "group" exists. The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     SV Associates V, SV Associates VI and SV Associates VII are the general partners of Sierra Ventures V, Sierra Ventures VI and Sierra Ventures VII, respectively. Management of the business affairs of SV Associates V, SV Associates VI and SV Associates VII, including decisions respecting disposition and/or voting of the shares of Common Stock and the exercise of rights to acquire Common Stock, is by majority decision of the general partners or managers, as appropriate, of each of SV Associates V, SV Associates VI and SV Associates VII, respectively, as listed on Schedule I hereto. Each individual general partner and member disclaims beneficial ownership of the shares of Common Stock and rights to acquire such shares.

(b) The address of principal business and office of each Reporting Person is 3000 Sand Hill Road, Building Four, Suite 210, Menlo Park, California 94025.

(c) The principal business of each Reporting Person is that of making venture capital and similar investments.

(d) None of the persons disclosed in this Item 2, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons disclosed in this Item 2, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals referred to in paragraphs (d) and (e) above is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to the Securities Purchase Agreement dated October 17, 2001 (the "Purchase Agreement"), Sierra Ventures VII purchased an aggregate of 5,188,442 shares of Common Stock (the "First Closing") and obligated itself to purchase 13,856,941 shares of Common Stock at a second closing to occur if certain conditions set forth in the Purchase Agreement are met (the "Second Closing"). The aggregate purchase price for the Common Stock purchased at the First Closing and to be purchased at the Second Closing by Sierra Ventures VII is
$12,169,999.74. The source of funds used in making the purchase was the partnership funds of Sierra Ventures VII. On October 17, 2001, the Issuer issued to Sierra Ventures VII warrants to purchase up to 1,657,708 shares of Common Stock (the "Initial Warrants"). Pursuant to the Purchase Agreement, the Issuer is obligated to issue to Sierra Ventures VII warrants to purchase up to an additional 4,427,292 shares of Common Stock (the "Additional Warrants" and together with the Initial Warrants, the "Warrants") at the Second Closing. The exercise price of the Warrants is $1.00 per share, subject to adjustment in certain circumstances. The source of funds that will be used to purchase the shares of Common Stock issuable upon exercise of the Warrants, if any, will be the partnership funds of Sierra Ventures VII.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons purchased the shares of Common Stock currently held by them, and Sierra Ventures VII may purchase additional shares of Common Stock at the Second Closing and upon exercise of the Warrants, in order to obtain an equity position in the Issuer for investment purposes.

     Jeffrey M. Drazan, a general partner of SV Associates V, and SV Associates VI, the general partners of Sierra Ventures V, and Sierra Ventures VI, and a managing member of SV Associates VII, the general partner of Sierra Ventures VII, currently serves as director of the Issuer. As a result, Mr. Drazan may be deemed to be a "control" person of the Issuer.

     The Reporting Persons may from time to time acquire additional shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions, or otherwise, depending on existing market conditions and other considerations discussed below. Each of the Reporting Persons intends to review its investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of the Issuer's Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of its investment in the Issuer.

     Pursuant to the Purchase Agreement, the Issuer is obligated to register the shares of Common Stock issued or issuable pursuant to the Purchase Agreement and the Warrants with the Securities and Exchange Commission on a registration statement filed under the Securities Act of 1933, as amended.

     Pursuant to the Stockholders' Agreement dated October 17, 2001 (the "Stockholder's Agreement), the Reporting Persons and Jeffrey Drazan (the "Stockholders") have agreed to cause the voting of all shares of Common Stock held by them in excess of 35% of the voting power of the Issuer in the same proportions as the stockholders of the Issuer excluding the Stockholders for the ten year period commencing on the date of the Stockholders Agreement.

     Pursuant to the Warrants, Sierra Ventures VII has, or will have upon the Second Closing, the right to acquire up to 6,085,000 shares of Common Stock. The Initial Warrants are exercisable during the three year period commencing on the date of issuance; provided, however, that they may be terminated earlier by the Issuer in the event that the Issuer's Common Stock price per share meets or exceeds certain thresholds. The Additional Warrants will be exercisable during the three year period commencing on the date of issuance; provided, however, that they may be terminated earlier by the Issuer in the event that the Issuer's Common Stock price per share meets or exceeds certain thresholds. The exercise price of the Warrants is $1.00 per share, subject to adjustment in certain circumstances.

     The Purchase Agreement, the Stockholders' Agreement and the form of Warrant have been filed as exhibits to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2001, and are incorporated herein by reference. The foregoing descriptions of such agreements and securities are qualified in their entirety by reference to such exhibits.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The shares of Common Stock currently held by the Reporting Persons are as set forth in rows 7-11 of the cover pages hereof, including the footnotes thereto and for Sierra Ventures VII and SV Associates VII assumes that (i) Sierra Ventures VII purchases 13,856,941 shares of Common Stock and receives the Additional Warrants at the Second Closing and (ii) Sierra Ventures VII exercises the Warrants in full.

     Based upon 37,196,521 shares outstanding on September 30, 2001, after giving effect to the purchase of 5,619,037 shares issued to all investors in connection with the First Closing, Sierra Ventures V and SV Associates V may be deemed to hold 8,591,484 shares of Common Stock representing approximately 20.1% of the outstanding Common Stock, calculated in accordance with Rule 13d-3.

     Based upon 37,196,521 shares outstanding on September 30, 2001, after giving effect to the purchase of 5,619,037 shares issued to all investors in connection with the First Closing, Sierra Ventures VI and SV Associates VI may be deemed to hold 1,621,506 shares of Common Stock representing approximately 3.8% of the outstanding Common Stock, calculated in accordance with Rule 13d-3.

     Based upon 37,196,521 shares outstanding on September 30, 2001, after giving effect to (i) the purchase of 5,619,037 shares issued to all investors in connection with the First Closing, (ii) the purchase of 13,856,941 shares of Common Stock by Sierra Ventures VII and receipt by Sierra Ventures VII of the Additional Warrants in the Second Closing and
     (iii) the exercise of the Warrants in full, Sierra Ventures VII and SV Associates VII may be deemed to hold 25,130,383 shares of Common stock representing approximately 40.0% of the outstanding Common Stock, calculated in accordance with Rule 13d-3.

     Based upon 37,196,521 shares outstanding on September 30, 2001, after giving effect to (i) the purchase of 5,619,037 shares issued to all investors in connection with the First Closing, (ii) the purchase of 13,856,941 shares of Common Stock by Sierra Ventures VII and receipt by Sierra Ventures VII of the Additional Warrants in the Second Closing and
     (iii) the exercise of the Warrants in full, the aggregate number of shares of Common Stock held by all Reporting Persons together is 35,343,373 shares of Common Stock representing approximately 56.3% of the outstanding Common Stock, calculated in accordance with Rule 13d-3.

(b) The number of shares of Common Stock of the Issuer as to which each of the Reporting Persons has sole or shared power to vote are as set forth in rows 7-8 of the cover pages hereof, including the footnotes thereto.

(c) Sierra Ventures VI received a distribution of 3,471 shares on April 20, 2001 from the Issuer. Other than as noted in the prior sentence and as set forth in Items 3 and 4 hereof, no transactions in the Common Stock were effected during the last 60 days by the Reporting Persons or any of the persons set forth on Schedule I hereto.

(d) Under certain circumstances as set forth in the limited partnership agreements of Sierra Ventures V, SV Associates V, Sierra Ventures VI, SV Associates VI, Sierra Ventures VII, SV Associates VII, the general and limited partners and managers of such entities may have the right to receive dividends from, or the proceeds from the sale of shares of Common Stock of the Issuer held by such entity. No such partner's or manager's rights relate to more than five percent of the class.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto.

     Except as described above in Items 1-5 and this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1.   Agreement of Joint Filing

         Exhibit 2. Securities Purchase Agreement dated October 17, 2001 between the Issuer and each of the investors set forth therein*

         Exhibit 3. Stockholders' Agreement dated October 17, 2001 among the Issuer and the stockholders set forth therein*

         Exhibit 4.   Form of Warrant to Purchase Common Stock *

         (*) Previously filed.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

     Dated: December 3, 2001      SIERRA VENTURES V, L.P.

                                  By: SV Associates V, L.P.
                                      Its General Partner


                                      By: /s/ Jeffrey M. Drazan
                                          --------------------------------
                                          Name:  Jeffrey M. Drazan
                                          Title: General Partner


     Dated: December 3, 2001      SV ASSOCIATES V, L.P.


                                      By: /s/ Jeffrey M. Drazan
                                          --------------------------------
                                          Name:  Jeffrey M. Drazan
                                          Title: General Partner


     Dated: December 3, 2001      SIERRA VENTURES VI, L.P.

                                      By: SV Associates VI, L.P.
                                          Its General Partner


                                      By: /s/ Jeffrey M. Drazan
                                          --------------------------------
                                          Name:  Jeffrey M. Drazan
                                          Title: General Partner


     Dated: December 3, 2001      SV ASSOCIATES VI, L.P.


                                      By: /s/ Jeffrey M. Drazan
                                          --------------------------------
                                          Name:  Jeffrey M. Drazan
                                          Title: General Partner


     Dated: December 3, 2001      SIERRA VENTURES VII, L.P.

                                      By: Sierra Ventures Associates VII LLC
                                          Its General Partner


                                      By: /s/ Jeffrey M. Drazan
                                          --------------------------------
                                          Name:  Jeffrey M. Drazan
                                          Title: Managing Member


     Dated: December 3, 2001     SIERRA VENTURES ASSOCIATES VII LLC


                                      By:  /s/ Jeffrey M. Drazan
                                          --------------------------------
                                           Name:  Jeffrey M. Drazan
                                           Title: Managing Member

                                   SCHEDULE I

     GENERAL PARTNERS OF SV ASSOCIATES V, L.P., SV ASSOCIATES VI, L.P., AND MANAGING MEMBER OF SIERRA VENTURES ASSOCIATES VII LLC

     Set forth below, with respect to each general partners of SV Associates V, L.P., SV Associates VI, L.P., and managing members of Sierra Ventures Associates VII LLC are the following: (a) name; (b) business address and (c) citizenship.

         1.   (a) Peter C. Wendell
              (b) c/o Sierra Ventures
                  3000 Sand Hill Road
                  Building Four, Suite 210
                  Menlo Park, CA 94025

              (c) United States Citizen

         2.   (a) Jeffrey M. Drazan
              (b) c/o Sierra Ventures
                  3000 Sand Hill Road
                  Building Four, Suite 210
                  Menlo Park, CA 94025

              (c) United States Citizen

         3.   (a) David C. Schwab
              (b) c/o Sierra Ventures
                  3000 Sand Hill Road
                  Building Four, Suite 210
                  Menlo Park, CA 94025

              (c) United States Citizen

         4. (a) Steven P. Williams (Managing Member of Sierra Ventures Associates VII LLC only)

              (b) c/o Sierra Ventures
                  3000 Sand Hill Road
                  Building Four, Suite 210
                  Menlo Park, CA 94025

              (c) United States Citizen

                                                                      Exhibit 1

                            AGREEMENT OF JOINT FILING

     The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended, the statement dated November 29, 2001, containing the information required by Schedule 13D, for the shares of common stock, par value $.001 per share, of VINA Technologies, Inc. held by Sierra Ventures V, L.P. a California limited partnership, SV Associates V, L.P., a California limited partnership, Sierra Ventures VI, L.P., a California limited partnership, SV Associates VI, L.P., a California limited partnership, Sierra Ventures VII, L.P. a California limited partnership and Sierra Ventures Associates VII, LLC, a California limited liability company.

     November 29, 2001
-------------------------------------------------------------------------------
  SIERRA VENTURES V, L.P.                   SV ASSOCIATES V, L.P.

  By: SV Associates V, L.P.
      Its General Partner                   By: /s/ Jeffrey M. Drazan
                                                ------------------------------
                                                Name:  Jeffrey M. Drazan
                                                Title: General Partner
  By: /s/ Jeffrey M. Drazan
      --------------------------------
      Name:  Jeffrey M. Drazan
      Title: General Partner

-------------------------------------------------------------------------------
  SIERRA VENTURES VI, L.P.                  SV ASSOCIATES VI, L.P.

  By: SV Associates VI, L.P.
      Its General Partner                   By: /s/ Jeffrey M. Drazan
                                               --------------------------------
                                               Name:  Jeffrey M. Drazan
                                               Title: General Partner
  By: /s/ Jeffrey M. Drazan
      --------------------------------
      Name:  Jeffrey M. Drazan
      Title: General Partner

-------------------------------------------------------------------------------
  SIERRA VENTURES VII, L.P.                 SIERRA VENTURES ASSOCIATES VII LLC

  By:  Sierra Ventures
       Associates VII LLC
       Its General Partner                  By: /s/ Jeffrey M. Drazan
                                                -------------------------------
                                                Name:  Jeffrey M. Drazan
                                                Title: Managing Member
  By:  /s/ Jeffrey M. Drazan
       --------------------------------
       Name:  Jeffrey M. Drazan
       Title: Managing Member

-------------------------------------------------------------------------------